Johnson Controls, Inc.
Conflict Minerals Report
For the Calendar Year Ended December 31, 2014
I. Background
Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act amended the Securities and Exchange Act of 1934 to add Section 13(p), pursuant to which the Securities and Exchange Commission (the “SEC”) imposed reporting requirements (the “Rule”) on SEC issuers concerning the use of certain minerals and the metals derived from such minerals, as described below, that originate in the Democratic Republic of the Congo or the adjoining countries (the “Covered Countries”).

The term “conflict mineral” is defined to include cassiterite, columbite-tantalite, gold, and wolframite and their derivatives, including tantalum, tin and tungsten, regardless of their source.

The Rule requires all issuers with conflict minerals that are necessary to the functionality or production of a product manufactured (or contracted to be manufactured) by such issuer to annually report to the SEC the results of the issuer’s reasonable country of origin inquiry (“RCOI”) intended to determine whether any of those minerals originated in the Covered Countries or are from recycled or scrap sources.

If, based on the issuer’s RCOI, the issuer knows that its conflict minerals originated in the Covered Countries and are not from recycled or scrap sources (or the issuer has reason to believe its conflict minerals originated in the Covered Countries and are not from recycled or scrap sources), the Rule requires the issuer to exercise due diligence on the source and chain of custody of those conflict minerals. Unless the issuer determines that its conflict minerals did not originate in any of the Covered Countries or the issuer determines that its conflict minerals came from recycled or scrap sources, the issuer must submit a Conflict Mineral Report (“Report”), as an exhibit to Form SD, to the SEC that includes a description of the measures the issuer took to exercise due diligence on its conflict minerals’ source and chain of custody.

This is the Report of Johnson Controls, Inc. (the “Company”) for calendar year 2014.

II. Company Overview

The Company is a global diversified technology and industrial leader serving customers in more than 150 countries. The Company creates quality products, services and solutions to optimize energy and operational efficiencies of buildings; lead-acid automotive batteries and advanced batteries for hybrid and electric vehicles; and seating and interior systems for automobiles. The Company maintains an internet website at: www.johnsoncontrols.com. A copy of this Report can be found at: www.johnsoncontrols.com/conflict-minerals.

As used in this Report, and except where the context otherwise requires, “we” and “our” refer to Johnson Controls, Inc. and its majority-owned subsidiaries and variable interest entities that are required to be consolidated.

III. Conflict Minerals Due Diligence

A. RCOI and Due Diligence Compliance Framework

As a large multinational company, we have a complex, ever-changing supply chain with thousands of suppliers globally. These suppliers also have upstream suppliers from which our suppliers may receive conflict minerals. To support the Company’s compliance with the Rule, the Company designed a compliance framework that conforms to the primary principles of the internationally recognized due diligence framework developed by the Organisation for Economic Co-operation and Development (“OECD”) entitled “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected Areas and High-Risk Areas” and related supplements for each of the conflict minerals.

Establish Strong Company Management Systems

Conflict Minerals Policy

The Company is committed to the responsible sourcing of conflict minerals and it supports the humanitarian goal of ending violent conflict in the Covered Countries. We established a Conflict Minerals Policy Statement, which is publicly available on the Company’s website at: www.johnsoncontrols.com/conflict-minerals.

Internal Management System

The Company maintains an internal management system, where senior management, having the necessary expertise, knowledge and experience, oversees the supply chain country of origin inquiries and due diligence process. We continue to seek ways to address risks in our supply chain process through initiatives that often involve stakeholder engagement or consultation with outside experts.

The Company maintains a Conflict Minerals Executive Steering Committee (“Steering Committee”) comprised of representatives from Global Procurement, Legal, Engineering, Communications, Information Technology, Internal Audit and Finance. The Steering Committee reports to the Executive Operating Team, which consists of the Chairman and CEO and his direct reports. The Steering Committee oversees and supports the Company’s conflict minerals compliance program carried out by the Company’s global Project Management Organization (“PMO”). The global PMO includes representatives from each of the Company’s primary businesses, as well as certain corporate functions. The Steering Committee and PMO each meet on a regular basis to develop and monitor plans to comply with the reporting requirements of the Rule.

System of Controls and Transparency

Due to the complexity of the Company’s supply chain, the Company relies on its first tier suppliers to provide information on the origin of conflict minerals potentially present in materials supplied to the Company. In addition, the Company relies on the Conflict-Free Sourcing Initiative (“CFSI”) Conflict Minerals Reporting Template (the “Template”) sent to the suppliers to gather information on the chain of custody of the necessary conflict minerals potentially included in the Company’s products. The Template was developed by the Electronic Industry Citizenship Coalition (EICC) and Global e-Sustainability Initiative (GeSI), who were the founding members of CFSI.

Engagement with Suppliers

The Company publicly issued its position statement on conflict minerals through its Conflict Minerals Policy Statement. In addition, the Company conducted training with suppliers to communicate the Company’s expectations regarding conflict minerals and provided instructions and related information to assist the Company’s suppliers in responding to the Template. Communications sent to the Company’s suppliers also contained reference links for additional conflict minerals guidance from the Securities & Exchange Commission (“SEC”), Automotive Industry Action Group (“AIAG”), CFSI and OECD.

Grievance Mechanism

The Company has a grievance mechanism whereby employees and suppliers can report concerns regarding the Company’s business conduct and other matters. The Company is also retaining conflict minerals documentation in accordance with its existing corporate retention policy and procedures.

Identify and Assess Risk in the Supply Chain

The Company’s RCOI for calendar year 2014 was designed to determine whether the conflict minerals necessary to the functionality or production of a product manufactured (or contracted to be manufactured) by the Company originated in the Covered Countries. The Company performed a good faith, risk-based, global scoping exercise to identify suppliers that were considered in-scope and subject to the RCOI in the 2014 calendar year (“In-Scope Suppliers”). Through communications with these suppliers, the Company attempted to identify smelters and refiners of conflict minerals that may be utilized in its products.

The Company elected to utilize, without alteration, the Template as well as a survey tool to facilitate its RCOI and due diligence efforts. The Company used the iPoint Conflict Minerals Platform (iPCMP) as its survey tool. The questions on the Template include, but are not limited to, the use of conflict minerals and their necessity to product functionality or production, the origin of such conflict minerals, and whether smelters have been validated as compliant in accordance with the CFSI.

The Company sent communications to approximately 91% of In-Scope Suppliers for the 2014 calendar year, notifying them of the upcoming RCOI, the Company’s expectations of its suppliers, and instructions to complete the Template.

Of the In-Scope Suppliers surveyed, approximately two-thirds of the suppliers either returned incomplete responses or, despite the Company’s follow-up efforts, did not provide a response. Of the complete responses received, the majority of the suppliers advised that Covered Countries were not the origin of the conflict minerals supplied to the Company. For the remainder of the complete responses received, the Company, as part of its due diligence process, followed up, and continues to follow up, with suppliers who indicated that they might be sourcing conflict minerals from the Covered Countries in order to collect more detailed information. These efforts include inquiring of such suppliers whether they provided information on all smelters where the conflict minerals originated, whether they performed due diligence procedures for non-certified smelters, and whether they were able to determine if the conflict minerals financed or benefited armed groups in the Covered Countries.

Design and Implement a Strategy to Respond to Identified Risks

The Company established RCOI and due diligence guidelines to be followed if the Company identified risks that a supplier sources conflict minerals from the Covered Countries. Once an In-Scope Supplier identified in its Template response that it might be sourcing conflict minerals from the Covered Countries, the Company implemented follow-up procedures to collect more detailed information from the In-Scope Supplier.

In addition, the Company is engaging and actively cooperating with industry groups, including the AIAG and the National Association of Manufacturers (NAM). The Company has invested in its system and processes to have a robust program to manage risk identified in the supply chain by establishing a system of controls designed to improve transparency over the conflict minerals in the supply chain. Further, in order to raise awareness of conflict minerals regulatory requirements, the Company made available an internal awareness training on the Company’s intranet, in addition to providing training to suppliers.

Report Annually on Supply Chain Due Diligence

This Report (and the related Form SD) was filed with the SEC and is available on our website at: http://www.johnsoncontrols.com/content/us/en/investors/sec_filings.html.

B. Risk Mitigation Measures

In addition to current process and procedures, in order to further mitigate the risk that conflict minerals in the supply chain benefited armed groups in the Covered Countries and to identify the origin of those minerals, the Company will continue its efforts with its In-Scope Suppliers to improve the response rate and the completeness of the surveys. In addition, the Company is improving the effectiveness of the escalation process to enhance the supplier communications and adequacy of responses. Furthermore the Company will continue training initiatives to increase the level of awareness within the Company, specifically to sales, procurement, and engineering functions. In addition, the Company will enhance its RCOI and due diligence measures for existing and new suppliers included as part of in-scope procedures. The Company also intends to continue to work with relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with OECD guidance.

The Company updated its Global Terms and Conditions of Purchase to require suppliers to disclose to the Company, in writing, the content and the origin of the conflict minerals in the supplies and/or products they provide to the Company.

IV. Determination

At this time, for calendar year 2014, the Company is unable to determine the mine or country of origin of its necessary conflict minerals or the facilities used to process conflict minerals in its supply chain due to either a lack of survey responses or inconclusive survey responses from our In-Scope Suppliers. As such, the Company is currently unable to determine whether or not products manufactured, or contracted to be manufactured, by the Company in the 2014 calendar year, which include those listed in “II. Company Overview” above, have been found to be free of necessary conflict minerals that directly or indirectly financed or benefited armed groups in the Covered Countries.